As filed with the Securities and Exchange Commission on September 18, 2007
Registration No. 333-145164

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
(Amendment No. 2)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Teton Energy Corporation
(Exact name of Registrant as specified in its charter)

Delaware	84-1482290
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Karl F. Arleth
President and Chief Executive Officer
Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David Danovitch, Esq.
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, New York 10022
(212) 752-9700

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2007

PRELIMINARY PROSPECTUS

5,760,000 Shares
of
Common Stock

We are registering 5,760,000 shares of our Common Stock, $0.001 par value per share (the “Common Stock”), for resale by the selling stockholders identified in this prospectus, which are issuable to them upon conversion of the Senior Subordinated Convertible Notes (the “Notes”) held by them, and upon exercise of the Common Stock Purchase Warrants (the “Warrants”) held by them. The selling stockholders will receive all of the net proceeds from this offering. You should carefully read this prospectus together with the documents we incorporate by reference before you invest in our Common Stock.

Our Common Stock is listed on the American Stock Exchange under the symbol “TEC.” The closing sale price of our Common Stock as reported on the American Stock Exchange on September 14, 2007 was $4.72 per share.

The selling stockholders may sell the shares of Common Stock described in this prospectus in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors,” beginning on page 5 of this prospectus and those contained in our incorporated documents, to read about factors you should consider before buying shares of the Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2007

SUMMARY

This summary highlights selected information about us. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus and the documents incorporated by reference herein and therein, including the “Risk Factors” section and the financial statements and related notes, before making an investment decision in our securities. Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “Company,” “Teton,” “we,” “us,” and “our” are to Teton Energy Corporation and its subsidiaries. Unless otherwise indicated, the term “year,” “fiscal year” or “fiscal” refers to our fiscal year ending December 31st.

About the Company

Teton Energy Corporation was formed in November 1996 and is incorporated in the State of Delaware. From our inception until 2004, we were primarily engaged in oil and gas exploration, development, and production in Western Siberia, Russia. In July 2004, our shareholders voted to sell our Russian operations to our Russian partner. The gross proceeds received by us in this transaction totaled $15,000,000. Since July 2004, we have actively pursued opportunities primarily in North America in order to (1) redeploy the cash generated in the sale of our Russian operations and (2) continue our growth.

We are an independent energy company engaged primarily in the development, production and marketing of natural gas and oil in North America. Our strategy is to increase shareholder value by profitably growing reserves and production, primarily through acquiring under-valued properties with reasonable risk-reward potential and by participating in or actively conducting drilling operations in order to exploit our properties. We seek high-quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Our current operations are focused in four basins in the Rocky Mountain region of the United States.

Piceance Basin

In February 2005, we acquired 25% of the membership interests in Piceance Gas Resources, LLC, a Colorado limited liability company (“Piceance LLC”). Piceance LLC owned certain oil and gas rights and leasehold assets covering 6,314 gross acres in the Piceance Basin in Western Colorado. The properties owned by Piceance LLC carried a net revenue interest of 78.75%. During the first quarter of 2006, the members of Piceance LLC applied to and received the consent of the fee owner of the land on which Piceance LLC’s oil and gas rights and leases are located for Piceance LLC to transfer the underlying interest directly to each of the members. As a result, on February 28, 2006, our 25% interest in the oil and gas rights and leases was transferred directly to Teton Piceance LLC, a wholly owned subsidiary of the Company. Through February 28, 2006, we accounted for our investment in Piceance LLC using pro rata consolidation. We currently have 29 wells producing, 14 wells awaiting completion and 3 wells drilling in the Piceance Basin.

DJ Basin

During 2005, we acquired approximately 195,252 undeveloped gross acres in the Eastern Denver-Julesburg Basin (the “DJ Basin”) located in Nebraska on the Nebraska-Colorado border. The properties carried a net revenue interest of approximately 81.0%. Effective December 31, 2005, we entered into an Acreage Earning Agreement (the “Earning Agreement”) with Noble Energy, Inc. (“Noble”), which closed on January 27, 2006. Under the terms of the Earning Agreement, Noble was entitled to return 75% working interest in our DJ Basin acreage within the Area of Mutual Interest (“AMI”) after drilling 20 wells by March 1, 2007, at no cost to us. Pursuant to the Earning Agreement, we were entitled to receive 25% of any net revenues derived from the first 20 wells drilled and completed. The Earning Agreement also provides that after completion of the first 20 wells, we and Noble will split all costs associated with future drilling, operating and other project costs according to each party’s working interest percentage.

Noble paid us $3,000,000 under the Earning Agreement and we recorded the entire $3,000,000 (including $300,000, which was reflected as a deposit at December 31, 2005) as a reduction of the investment in our DJ Basin undeveloped property. On December 8, 2006, we received notification from Noble that the first 20 wells had been drilled and completed and thus Noble has now earned a 75% working interest in all acreage within the AMI. In

2006, we acquired an additional 14,932 gross acres in the DJ Basin which brought our total gross acreage in the DJ Basin to 210,184 gross acres. On December 15, 2006, we closed on an agreement to purchase an additional leasehold interest in the DJ Basin with an undisclosed third party. The agreement called for the acquisition of approximately 56,389 gross acres. Approximately 45,773 net acres were within the Teton / Noble AMI and approximately 10,616 gross acres outside the AMI. Noble agreed to accept its 75% interest in the acreage within the AMI. As of December 31, 2006, our total gross acreage in the DJ Basin was 266,572 acres, of which 255,956 gross acres are in the Teton / Noble AMI and 10,616 gross acres are outside of the AMI. As a result of these transactions we currently have a net acreage position of 57,834 net acres within the Teton / Noble AMI and 8,550 net acres outside the AMI.

On March 14, 2007, we announced that five of the 20 pilot wells in the DJ Basin were put on production by Noble in the Chundy area as part of a flow rate test to ascertain commercial viability. On May 17, 2007, we announced that the Chundy pilot was testing for over 40 days and was flowing 400 thousand cubic feet per day of gas sales into the Kinder Morgan Pony Express pipeline from seven wells. Based on well performance, the pilot area appeared to be economic, and, in order to further evaluate, an additional six wells were drilled to allow the compression system to operate more efficiently. Six wells in the Grant pilot area have commenced testing and were connected to gas sales in early June 2007, and we are continuing to flow test these wells for stabilized rates.

In June 2007, we formed a drilling partnership with privately held Targe Energy E&P, LLC (“Targe”) to evaluate the approximately 8,550 net acres we hold outside of the AMI with Noble in the eastern DJ Basin. The acreage block is named the Frenchman Creek prospect. Pursuant to the partnership, Targe will carry us on a two well pilot program and their proportionate share of 3-D seismic to earn a 50% interest in the acreage block. We are the operator of the project and plan to utilize coiled tubing drilling and completion technology. The two initial exploratory wells will be followed up by infill drilling on 40-acre spacing, assuming commercial success. The initial tests are targeting the Niobrara formation at a depth of 2,500 feet.

Williston Basin

On May 5, 2006, we acquired a 25% working interest in approximately 87,192 gross acres in the Williston Basin located in Williams County, North Dakota. We purchased this acreage position from American Oil and Gas Inc. (“American”) for a total purchase price of approximately $6.17 million. Evertson Energy Company (“Evertson”) is the operator and has a 25% working interest in the acreage block with American holding the remaining 50% working interest. Per the terms of the purchase and sale agreement with American we paid American $2.47 million in cash at closing and agreed to pay an additional $3.7 million in respect of American’s 50% share of the costs of the first two planned wells through June 1, 2007. As of June 30, 2007, we have paid to American the full $3.7 million purchase consideration.

Evertson began drilling the first well on this acreage, the Champion 1-25H, a tri-lateral horizontal test on September 25, 2006. The estimated cost for the Champion 1-25H is approximately $7.6 million to drill, complete and test. As of the date of this prospectus, Evertson was testing the Champion 1-25H. We are currently paying our 25% working interest share of the drilling, completion and testing costs of the Champion 1-25H, and will do so on subsequent wells that we participate in at this ownership level.

The Champion 1-25H well is targeting the Mississippian Bakken Formation as the primary target zone. All three horizontal laterals have been drilled, made ready for completion and fracture stimulation occurred on January 19, 2007. The production-testing period commenced following flow back of the liquids used during the fracture stimulation process, and testing is still ongoing.

Big Horn Basin

In May 2007, we acquired approximately 12,000 gross and net acres in the Big Horn Basin in the state of Wyoming with a 100 percent working interest for approximately $900,000.

Recent Developments

On February 1, 2007, we executed an employment agreement with Dominic J. Bazile II to become our Executive Vice President and Chief Operating Officer. The employment agreement provides for an initial salary for Mr. Bazile of $225,000 per year. Under the terms of the employment agreement, Mr. Bazile is entitled to 12 months severance pay in the event of a change of position or change in control of the Company. The employment agreement contains an evergreen provision, which automatically extends the term of Mr. Bazile’s employment for a two-year period if the employment agreement is not terminated by notice by either party during 60 days prior to the end of the initial stated two-year term. In addition, Mr. Bazile’s employment agreement includes an indemnification agreement.

On May 15, 2007, we announced that we are considering the monetization of a portion of certain of our oil and gas assets in order to fund our ongoing capital program.

On May 17, 2007, we closed on $9.0 million of proceeds from the sale of 8% Senior Subordinated Convertible Notes, based on an earlier announced offering of $7.0 million and an additional $2.0 million of oversubscriptions. We received net proceeds of approximately $8.3 million after fees and costs. The conversion price for the Notes is $5.00 per share. Investors of the Notes also received warrants to purchase a total of 3,600,000 shares of our Common Stock at an exercise price of $5.00 per share. The warrants also contain a cashless exercise feature.

On June 15, 2007, we added to our natural gas hedging program by entering into a Colorado Interstate Gas fixed price swap at a strike price of $5.78 per MMBtu for 30,000 million British Thermal Units (“MMBtu”) per month, commencing July 2007 and continuing through October 2008, for a total of 480,000 MMBtu for the respective period.

On July 3, 2007, the Compensation Committee of our Board of Directors finalized the award of a total of up to 460,000 shares of performance-vesting Restricted Stock under the Company’s 2005 Long-Term Incentive Plan. Awards were granted to Dominic J. Bazile II, Chief Operating Officer of the Company, and William P. Brand, the Company’s Controller, in accordance with the terms of Messrs. Bazile and Brand’s previously disclosed Employment Agreements, and to Robert Bailey, a director of the Company. The Restricted Stock Awards are performance-based awards and the terms of these grants are governed by Restricted Stock Award Agreements. The period being measured for the Restricted Stock is June 30, 2007 to June 30, 2010.

On July 25, 2007, we closed on an offering to a selected group of investors to purchase an aggregate of 964,060 shares of Common Stock, at a price of $5.05 per share, for gross proceeds of approximately $4.9 million, before fees and expenses. The offering also included 337,421 warrants to purchase 337,421 shares of Common Stock with an exercise price of $6.06 per share with a five year term. Ferris, Baker Watts, Incorporated acted as lead placement agent, with Commonwealth Associates, L.P. as co-placement agent for the offering.

On August 9, 2007, we entered into an amended and restated $50 million revolving credit facility (the “Credit Facility”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent. JPMorgan Chase assumed our previous credit facility with BNP Paribas. The Credit Facility matures on August 9, 2011, and is available to be used for working capital requirements, capital expenditures, acquisitions, general corporate purposes and to support letters of credit.

The Credit Facility has an initial borrowing base of $14 million with an initial conforming borrowing base of $11 million. As of the date of this prospectus, we are fully drawn on the existing line. The borrowing base (and, until November 1, 2008, the conforming borrowing base) is scheduled to be redetermined on a semi-annual basis, based upon an engineering report we deliver from an approved petroleum engineer. The first redetermination of the borrowing base is scheduled for November 1, 2007. We may request, and JPMorgan Chase may permit, additional rederminations of the borrowing base and/or conforming borrowing base between scheduled redeterminations.

On August 20, 2007, Bill I. Pennington resigned from his positions as our Chief Financial Officer and Executive Vice President for personal reasons, and on August 21, 2007, William K. White resigned from his position on our Board of Directors, each effective as of August 31, 2007. Mr. Pennington will be joining our Board of Directors as a director, effective September 14, 2007.

On August 31, 2007, we announced that William P. Brand, our Controller and Chief Accounting Officer, was appointed to serve as Interim Chief Financial Officer, effective as of September 1, 2007, until a replacement CFO is named.

Our principal executive offices are located at 410 Seventeenth Street, Suite 1850. Our main telephone number is (303) 565-4600. We maintain a website at www.teton-energy.com. Information contained on our website does not constitute part of this prospectus.

OFFERING SUMMARY

Shares of Common Stock Offered by the Selling Stockholders:	5,760,000 shares

Selling Stockholders:	Holders of the Notes and Warrants. See “Offering” and “Selling Stockholders” below.

Shares of Common Stock Outstanding on a Fully Diluted Basis Prior to this Offering:	22,910,039 shares

Shares of Common Stock Outstanding on a Fully Diluted Basis After this Offering:	22,910,039 shares

Use of Proceeds:	We will not receive any of the proceeds from the sale of shares of Common Stock by the selling stockholders identified in this prospectus. The selling stockholders will receive all net proceeds from the sale of the shares of our Common Stock offered by this prospectus.

Dividend Policy:	We have not paid any dividends on our Common Stock since inception, and we do not anticipate the declaration or payment of any dividends at any time in the foreseeable future.

Risk Factors:	See “Risk Factors” beginning on page 5 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Stock.

American Stock Exchange Symbol:	TEC

The number of shares of Common Stock to be outstanding after this offering is based on 17,150,039 shares of Common Stock outstanding on September 14, 2007.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, in the accompanying prospectus and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein, all of which set forth additional important risks and uncertainties that could materially adversely affect the Company’s business, financial condition or operating results. Additional risks and uncertainties that the Company does not presently know or that the Company currently deems immaterial may also impair the Company’s business, financial condition or operating results.

Risks Related to Our Business

We have incurred significant losses. We expect future losses and we may never become profitable.

We have incurred significant losses in the past. For the fiscal quarter ended June 30, 2007, we incurred a net loss of $7,244,967. For the years ended December 31, 2006, 2005, and 2004, we incurred net losses from continuing operations of $5,724,469, $3,777,449, and $5,193,281, respectively. In addition, we had an accumulated deficit of $39,270,108 at June 30, 2007 and $30,224,195 at December 31, 2006. We may fail to achieve significant revenues or sustain profitability. There can be no assurance of when, if ever, we will be profitable or, if we do become profitable, if we will be able to maintain profitability.

Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one geographic area.

Our operations are focused in the Rocky Mountain region, which means our producing properties are geographically concentrated in that area. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of natural gas produced from the wells in these basins.

If we are unable to obtain additional funding our business operations will be harmed.

We recently received an aggregate of approximately $12,718,000, after expenses and fees, from the sales of our Notes, shares of Common Stock and warrants, which we intend to use for our 2007 capital expenditure program. In addition to raising funds through the issuance of Notes, warrants and shares of our Common Stock, we are pursuing property sales in order to fund our capital program. We will require additional funding to meet increasing capital costs associated with our operations. Based on our operating partners’ current capital expenditure plans, we will be unable to fund our planned capital program if we are unable to secure additional funding. We will not receive any proceeds of this offering. In addition, although our revolving credit facility provides availability of up to $50 million, our current borrowing base is only $14 million, and there can be no assurance that our borrowing base will be increased or that additional advances will be made under the revolving credit facility. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. The lack of available future funding may prevent us from implementing our business strategy.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition, or results of operations.

Our future success will depend on the success of our exploitation, exploration, development, and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Any future decision to purchase, explore, develop, or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomic. Further, many factors may curtail, delay, or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment, including drilling rigs, and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.

We may incur non-cash charges to our operations as a result of current and future financing transactions.

Under current accounting rules and requirements, we have incurred $5,018,151 of non-cash charges for the three months ended June 30, 2007 and may incur additional non-cash charges to future operations beyond the stated contractual interest payments required under our current and potential future financing arrangements. While such charges are generally non-cash, they impact our results of operations and earnings per share and have been and are expected to be material.

Our business involves numerous operating hazards for which our insurance and other contractual rights may not adequately cover our potential losses.

Our operations are subject to certain hazards inherent in drilling for oil or natural gas, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, or fires. The occurrence of these events could result in the suspension of drilling operations, equipment shortages, damage to or destruction of the equipment involved and injury or death to rig personnel.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by other oil and gas companies.

Although we and/or our operating partners maintain insurance in the areas in which we operate, pollution and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.

Our business strategy includes a continuing acquisition program. During 2005 and 2006, we completed two separate leasehold acquisitions each year. In addition to the leaseholds, we are seeking to acquire producing properties including the possibility of acquiring a producing property through the acquisition of an entire company. Possible future acquisitions could result in our incurring additional debt, contingent liabilities, and increased expenses, all of which could have a material adverse effect on our financial condition and operating results. We could be subject to significant liabilities related to our acquisitions.

The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are inherently inexact and may prove to be inaccurate. These factors include: evaluating recoverable reserves, estimating future oil and gas prices, estimating future operating costs, future development costs, the costs and timing of plugging and abandonment and potential environmental and other liabilities, assessing title issues, and other factors. Our assessments of potential acquisitions will not reveal all existing or potential problems, nor will such assessments permit us to become familiar enough with the properties fully to assess their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform, or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made.

We may not be able to obtain contractual indemnities from a seller of a property for liabilities that we assume or the contractual indemnification we do receive may be inadequate to cover the liabilities we do assume. We may be required to assume the risk of the physical condition of acquired properties in addition to the risk that the acquired properties may not perform in accordance with our expectations. As a result, some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels and in connection with these acquisitions, we may assume liabilities that were not disclosed to or known by us or that exceed our estimates.

Our ability to complete acquisitions could be affected by competition with other companies and our ability to obtaining financing or regulatory approvals.

In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Our acquisitions may pose integration risks and other difficulties.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure successfully to integrate acquired businesses successfully into our existing business or consummating future acquisitions could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.

In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments, or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for future acquisitions, other transactions, or on terms acceptable to us.

Competitive industry conditions may negatively affect our ability to conduct operations.

Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and of proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment, supplies, labor and services required to operate and develop their properties. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete within the industry.

There is currently a shortage of available drilling rigs and equipment which could cause us to experience higher costs and delays that could adversely affect our operations.

Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment, drilling supplies, and personnel or firms that provide such services on a contract basis. It is possible that these shortages are likely to intensify. The costs of equipment and supplies are substantially greater now than in prior periods and continue to escalate. In addition, the delivery time associated with such equipment and supplies is substantially longer from the date of order until receipt and continues to increase. We and our joint venture partners are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no guarantee that we will be able to do so. Accordingly, we cannot assure you that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.

We have limited operating control over our properties.

A significant portion of our business activities are conducted through joint operating agreements under which we own partial non-operated interests in oil and natural gas properties, and consequently, we do not have control over normal operating procedures, expenditures, or future development of those underlying properties. Therefore, our operating results for that portion of our business activities are beyond our control. The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Since we do not have a majority interest in any of our current properties in which we have a non-operated interest, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of our current projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We have no long-term contracts to sell oil and gas.

We do not have any long-term supply or similar agreements with governments or other authorities or entities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

Oil and gas prices fluctuate, and low prices for an extended period of time are likely to have a material adverse impact on our business, results of operations and financial condition.

Our revenues, profitability and future growth and reserve calculations depend substantially on reasonable prices for oil and gas. These prices also affect the amount of our cash flow available for capital expenditures and working capital. In addition, the prices of oil and natural gas may affect our ability to borrow money or raise equity capital. The amount we can borrow under our senior revolving credit facility (see Note 6 to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006) is subject to periodic asset redeterminations based in part on changing expectations of future crude oil and natural gas prices. Lower prices may also reduce the amount of oil and gas that we can produce economically. Among the factors that can cause fluctuations in the prices for oil and gas are:

•	domestic and foreign supply, and perceptions of supply, of oil and natural gas;

•	level of consumer demand;

•	political conditions in oil and gas producing regions;

•	weather conditions;

•	world-wide economic conditions;

•	domestic and foreign governmental regulations; and

•	price and availability of alternative fuels.

We have multiple hedges placed on our oil and gas production. See Item 7A “Quantitative and Qualitative Disclosures about Market Risk,” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated in this prospectus by reference, and “Recent Developments” on page 3 of this prospectus.

Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income and shareholders’ equity.

We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our only hedging transactions to date have consisted of a so-called costless collar and a fixed price swap, which are hedging transactions that limit both our downside loss and our upside gain between a certain price range over a defined period of time.

We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we otherwise would have received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors that engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.

The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties.

The marketability of our production depends upon the availability, operation, and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may be curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities.

Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.

Our revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by our lenders in their sole discretion, based upon, among other things, our level of proven reserves and the projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of all of the lenders. If the lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders.

Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. Upon a downward adjustment of the borrowing base or if borrowings in excess of the revised borrowing base are outstanding, we could be forced to repay our indebtedness under the revolving credit facility if we do not have enough unpledged properties to pledge as additional collateral.

We may not have sufficient funds to make repayments under our revolving credit facility. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt, or will be able to refinance such debt through equity financings or by selling assets. The terms of our revolving credit facility also may prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.

Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

•	increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage relative to other less leveraged competitors; and

•	making us vulnerable to increases in interest rates, because borrowings under our credit facility may be at rates prevailing at the time of each borrowing.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.

Our revolving credit facility contains various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:

•	pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	make loans to others;

•	make investments;

•	incur additional indebtedness or issue preferred stock;

•	create certain liens;

•	sell assets;

•	enter into agreements that restrict dividends or other payments from our subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of us and our subsidiaries taken as a whole;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.

In addition, our revolving credit facility also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the revolving credit facility) ratio. If we fail to comply with the restrictions in the revolving credit facility (or any other subsequent financing agreements), a default may allow the creditors (if the agreements so provide) to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with equity financings. We anticipate being able to finance our future capital expenditures with a combination of cash flow from operations, future financing arrangements, and equity financings. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our revolving credit facility decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. We cannot assure you of the availability or terms of any additional financing.

If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in our financial statements.

In order to prepare our estimates, we must project production rates and timing of development expenditures. We also must analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves in our financial statements. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those presented using the present value estimate.

Seasonal weather conditions and lease stipulations can adversely affect the conduct of drilling activities on our properties.

Oil and natural gas operations can be adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife, particularly in the Rocky Mountain region where we currently operate. In certain areas, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This may limit operations in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Unless we replace our oil and natural gas reserves, our level of reserves and production will decline, which would adversely affect our cash flows and income.

Unless we conduct successful development, exploitation, and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.

The loss of key personnel could adversely affect our business.

We currently have three employees who serve in senior management roles. In particular, our Chief Executive Officer, Karl F. Arleth, our Chief Operating Officer, Dominic J. Bazile II, and our Vice President of Production, Andrew N. Schultz, are responsible for the operation of our oil and gas business. The loss of any one of these employees could severely harm our business. Although we have a life insurance policy on Mr. Arleth, of which we are a beneficiary, we do not currently maintain key man insurance on the lives of any of the other three individuals. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Our former Chief Financial Officer, Bill I. Pennington, resigned from his positions effective as of August 31, 2007. Although our Controller and Chief Accounting Officer has agreed to serve as Interim CFO until a permanent CFO is named, if we are unable to hire a permanent CFO in a timely manner, our business could be harmed.

Rising inflation and price increases could have a negative effect on the Company’s value and increase our costs.

We may experience increased costs during the second half of 2007 and in 2008 due to increased demand for oil and gas field products and services. The oil and natural gas industry is cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry can place extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs. Historically in the oil and gas industry, material changes in prices also impact the current revenue stream, estimates of future reserves, borrowing base calculations of bank loans and values of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. While we do not currently expect business costs to materially increase, continued high prices for oil and natural gas could result in increases in the costs of materials, services and personnel.

Our prices may be impacted adversely by new taxes.

The federal, state and local governments in which we operate impose taxes on the oil and gas products we sell. In the past, there has been a significant amount of discussion by legislators and presidential administrations concerning a variety of energy tax proposals. In addition, many states have raised state taxes on energy sources and additional increases may occur. We cannot predict whether any of these measures would have an adverse impact on oil and natural gas prices.

Our inability to meet operating and financial obligations could adversely affect our business.

We have obligations and commitments related to our operations as well as our general and administrative activities. Our partners in our various projects have expectations that we will fund our proportionate share of drilling and related capital costs each year. Our commitments are expected to increase significantly as our operating partners increase their drilling activities and we incur additional cash calls in respect of these projects. In the event that we are unable to maintain our funding obligations in respect of our projects, we may be deemed to have gone “non-consent,” which will result in a project’s other partners’ funding a well’s operating costs without us. If we go “non-consent” on a well, the consequences to us likely will enable the consenting partners to recover their costs plus an agreed-upon percentage (typically 300% to 400%) before we will be entitled to participate in any of the future economics of the well, if at all. Our general and administrative commitments principally include our office lease, under which we are contractually obligated until 2009.

We are subject to extensive government regulations.

Our business is affected by numerous federal, state and local laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the oil and gas industry. These include, but are not limited to:

•	the prevention of waste,

•	the discharge of materials into the environment,

•	the conservation of oil and natural gas,

•	pollution,

•	permits for drilling operations,

•	drilling bonds, and

•	reports concerning operations, the spacing of wells, and the unitization and pooling of properties.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We may be subject to certain claims by the holders of some of our securities.

We initially registered an “off-the-shelf” offering by the selling stockholders named in this prospectus of the shares of Common Stock underlying the Notes and Warrants by way of a prospectus supplement to an earlier registration statement on Form S-3. We now believe that, based on further correspondence with the SEC, such offering was not an approved use of our existing Form S-3 registration statement for that particular financing. Accordingly, we filed the current registration statement on Form S-3 to register these shares. Since the holders of the Notes and Warrants believed that their shares underlying such securities would be immediately freely tradeable, such holders may request rescission of their investment, and we may be subject to certain claims, including for breach of representations and warranties, by the holders of the Notes and Warrants, which, if not resolved in our favor, could have a material adverse impact on our financial condition.

Our failure to achieve and maintain effective internal controls in accordance with Section 404 of the
Sarbanes-Oxley Act could have a material adverse effect on our business.

We will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) beginning with our annual report on Form 10-K for the period ending December 31, 2007. This will require us to include in our annual reports management’s assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors that provides the independent auditor’s assessment of the effectiveness of our internal controls. Accordingly, we are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404. We have prepared documentation as to our internal control structure, have added staff to the Chief Financial Officer’s department, including a Controller and Chief Accounting Officer, and have developed detailed testing plans that will be implemented during the third and fourth quarters of 2007. However, during the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and accordingly, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. In addition, testing and maintaining internal controls also will involve significant costs and can divert our management’s attention from other matters that are important to our business. Failure to achieve and maintain an effective internal control environment could harm our operating results, cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our Common Stock.

Risks Related To Our Common Stock

Our stock price and trading volume may be volatile, which could result in losses for our stockholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our Common Stock could change in ways that may or may not be related to our business, our industry, or our operating performance and financial condition. In addition, the trading volume in our Common Stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our Common Stock.

Our insiders and affiliated parties beneficially own a significant portion of our stock.

As of September 14, 2007, our executive officers, directors and affiliated parties beneficially owned approximately 12.9% of our Common Stock. As a result, our executive officers, directors and affiliated parties will have significant influence to:

•	elect or defeat the election of our directors;

•	amend or prevent amendment of our articles of incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	affect the outcome of any other matter submitted to the stockholders for vote.

In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our Common Stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We do not expect to pay dividends to holders of our Common Stock in the foreseeable future. As a result, holders of our Common Stock must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Our existing credit agreement prohibits the payment of cash dividends without lender consent. Any payment of cash dividends also will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Further, our current business strategy calls for the reinvestment of cash flow from operations back into our business. Accordingly, holders of our Common Stock will have to rely on capital appreciation, if any, to earn a return on their investment in our Common Stock.

The anti-takeover effects of provisions of our charter, by-laws, and shareholder rights plan, and of certain provisions of Delaware corporate law, could deter, delay, or prevent an acquisition or other “change in control” of us and could adversely affect the price of our Common Stock.

Our amended certificate of incorporation, our by-laws, our shareholder rights plan and Delaware General Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of us or our management which shareholders may consider favorable or beneficial. These provisions include the following:

•	We are authorized to issue “blank check” preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;

•	We have a shareholder rights plan that could make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders;

•	We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” includes any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons defined as an interested shareholder.

Any one of these provisions could discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain both historical and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, written, oral or otherwise made, represent the Company’s expectation or belief concerning future events. All statements, other than statements of historical fact, are or may be forward-looking statements. For example, statements concerning projections, predictions, expectations, estimates or forecasts, and statements that describe our objectives, future performance, plans or goals are, or may be, forward-looking statements. These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that may cause our actual results, performance, or achievements to be different from any future results, performance and achievements expressed or implied by these statements. The following important risks and uncertainties could affect our future results, causing those results to differ materially from those expressed in our forward-looking statements:

•	general economic conditions;

•	the market price of, and demand for, oil and natural gas;

•	our ability to service future indebtedness;

•	our success in completing development and exploration activities;

•	expansion and other development trends of the oil and gas industry;

•	our present company structure;

•	our accumulated deficit;

•	acquisitions and other business opportunities that may be presented to and pursued by us;

•	reliance on outside operating companies for drilling and development of our oil and gas properties;

•	our ability to integrate our acquisitions into our company structure;

•	changes in laws and regulations; and

•	other risks and uncertainties discussed in the “Risk Factors” section and elsewhere in this prospectus.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors, including unknown or unpredictable ones could also have material adverse effects on our future results.

The forward-looking statements included in this prospectus are made only as of the date set forth on the front of the document. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect new information, subsequent events, changed circumstances, or otherwise.

TAX CONSIDERATIONS

We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. federal, state and any applicable foreign tax consequences relating to their investment in our securities.

OFFERING

The investors identified in the table below are offering 5,400,000 shares of our Common Stock, which are issuable to them upon conversion of the Senior Subordinated Convertible Notes (the “Notes”) they purchased from us on May 17, 2007, and upon exercise of the Common Stock Purchase Warrants (the “Warrants”) they received in connection with the purchase of the Notes. The Notes are convertible into shares of our Common Stock at a conversion price of $5.00 per share. This conversion price may be adjusted in the event of any stock dividend, stock split, stock combination, reclassification or similar transaction. The conversion price may also be adjusted in the event that we offer, sell or issue shares of our Common Stock, or securities entitling any person to acquire shares of our Common Stock, at any time while the Notes are outstanding, at an affective price per share which is less than the then-effective conversion price of the Notes; except that the conversion price of the Notes may not be adjusted under this provision to less than $5.00 per share (as adjusted for a stock dividend, stock split, stock combination, reclassification or similar transaction), unless we obtain shareholder approval.

The Notes bear interest at a rate of 8% per annum, payable quarterly on April 1, July 1, October 1 and January 1, in cash or in shares of Common Stock, for an aggregate interest amount of $732,000, convertible into shares of Common Stock at a conversion price of the Variable Weighted Average Price (“VWAP”) (as such term is defined in the Notes) on the interest payment date; provided, however, that interest may not be paid in shares of Common Stock if the price of the Company’s Common Stock at the stated value of the VWAP on the interest payment date would be less than the conversion price.

The table below sets forth the principal amount of the Notes purchased by each investor, as well as the number of shares of our Common Stock issuable to each investor upon conversion of such investor’s Note. In addition, the investors received Warrants to purchase the number of shares of our Common Stock shown in the table below, at an exercise price of $5.00 per share. The Warrants also contain a cashless exercise feature.

			Number of Shares
		Number of Shares	of Common Stock
		of Common Stock	Issuable upon
	Principal Amount	Issuable upon	Exercise of the
Investor	of Notes Purchased	Conversion of Notes	Warrants

Mike McCoy	$400,000	80,000	160,000
HSP Multiple Strategy Fund, LLC	$1,000,000	200,000	400,000
E&M RP Trust	$200,000	40,000	80,000
Savant Resources LLC	$1,000,000	200,000	400,000
Tahoe Partnership I	$200,000	40,000	80,000
Shea Diversified Investments, Inc.	$1,000,000	200,000	400,000
MicroCapital Fund, LP	$1,400,000	280,000	560,000
MicroCapital Fund, Ltd.	$600,000	120,000	240,000
Siam Partners II, LP	$200,000	40,000	80,000
Dolphin Offshore Partners, LP	$3,000,000	600,000	1,200,000

TOTAL:	$9,000,000	1,800,000	3,600,000

In addition to the 5,400,000 shares offered by the investors listed above, the following selling stockholders are offering an aggregate of 360,000 shares of our Common Stock, which shares are issuable to them upon exercise of Warrants they received as placement agent compensation in connection with the sale of the Notes and Warrants to the investors.

Number of Shares
of Common Stock
Issuable upon
Holder	Exercise of the Warrants

Bonnie Giusto	1,710
Robert A. O’Sullivan	129,276
Commonwealth Associates, LP	187,290
Joseph Pallotta	26,163
Michael S. Falk	15,561

TOTAL:	360,000

The aggregate number of shares of Common Stock being offered by the selling stockholders is 5,760,000 shares. This number assumes that (i) the principal amount of the Notes are fully converted and (ii) all Warrants are fully exercised.

This offering does not include an aggregate of 132,000 shares of Common Stock which the Company has reserved to cover up to 11 months of interest on the Notes in the event that the Company elects to pay such interest in shares of Common Stock rather than in cash. The Company intends to register such shares for resale by the investors in a future registration statement or prospectus supplement when and if necessary.

USE OF PROCEEDS

The selling stockholders will receive all proceeds from the sale of the shares of our Common Stock in this offering. We will not receive any of the proceeds from the sale of shares of our Common Stock by the selling stockholders. We will pay all expenses (other than transfer taxes) of the selling stockholders in connection with this offering.

PRICE RANGE OF COMMON STOCK

Our Common Stock is listed and principally traded on the American Stock Exchange, under the symbol “TEC.” Our Common Stock is also listed for trading on the Frankfurt Stock Exchange (Germany) under the symbol “TP9.”

The following table sets forth, on a per share basis, the high and low closing price on the American Stock Exchange:

	Price Range
	High	Low

2007 period
First quarter	$5.50	$4.60
Second quarter	$5.75	$4.05
2006 period
First quarter	$8.75	$6.01
Second quarter	$7.49	$5.06
Third quarter	$5.84	$4.34
Fourth quarter	$5.30	$4.20
2005 period
First quarter	$3.81	$1.32
Second quarter	$4.53	$2.06
Third quarter	$8.00	$4.45
Fourth quarter	$7.20	$4.90

The closing sale price of Common Stock, as reported by the American Stock Exchange on September 14, 2007 was $4.72. As of September 14, 2007, there were approximately 162 holders of record of our Common Stock.

DIVIDEND POLICY

We have not paid any dividends on our Common Stock since inception, and we do not anticipate the declaration or payment of any dividends at any time in the foreseeable future.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our Common Stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

The following table sets forth, for the selling stockholders to the extent known by us, the amount of our Common Stock beneficially owned, the number of shares of our Common Stock offered hereby and the number of shares and percentage of outstanding Common Stock to be owned after completion of this offering. The number of shares owned and the percentage ownership figures presented in this table assumes that (i) the principal amount of the Notes are fully converted and (ii) all Warrants are fully exercised.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information.

The number of shares outstanding and the percentages of beneficial ownership are based on 17,150,039 shares of Common Stock of Teton issued and outstanding on a fully diluted basis as of September 14, 2007.

			Number of
		Number of	Shares to	Percentage of
	Number of Shares	Shares	be Beneficially	Shares to be
Name of Selling	Beneficially Owned	Being Offered	Owned After the	Beneficially Owned
Stockholder	Prior to the Offering	Hereby	Offering	After the Offering

Mike McCoy(1)	240,000	240,000	0	—
HSP Multiple Strategy Fund, LLC(2)	600,000	600,000	0	—
E&M RP Trust(3)	120,000	120,000	0	—
Savant Resources LLC(4)	600,000	600,000	0	—
Tahoe Partnership I(3)	120,000	120,000	0	—
Shea Diversified Investments, Inc.(3)(10)	798,020	600,000	198,020	*
MicroCapital Fund, LP(5)	840,000	840,000	0	—
MicroCapital Fund, Ltd.(5)	360,000	360,000	0	—
Siam Partners II, LP(3)	120,000	120,000	0	—
Dolphin Offshore Partners, LP(6)	1,800,000	1,800,000	0	—
Commonwealth Associates, L.P.(7)(9)(11)	187,290	187,290	0	—
Bonnie Giusto(7)(9)(11)	1,710	1,710	0	—
Robert A. O’Sullivan(7)(9)(11)	129,276	129,276	0	—
Joseph Pallotta(7)(9)(11)	26,163	26,163	0	—
Michael S. Falk(8)(9)(11)	15,561	15,561	0	—

TOTAL:	5,958,020	5,760,000	198,020	*

*	Less than one percent.

(1)	The address for Mike McCoy is 5950 Berkshire Lane, Dallas, TX 75225.

(2)	The address for HSP Multiple Strategy Fund, LLC is 3366 N. Torrey Pines Ct., Suite 210, La Jolla, CA 92037. Brian Potiker and Lowell Potiker share voting and/or dispositive powers with respect to the shares to be offered by HSP Multiple Strategy Fund, LLC.

(3)	The address for each of E&M RP Trust, Tahoe Partnership I, Shea Diversified Investments, Inc. and Siam Partners II, LP is 655 Brea Canyon Road, Walnut, CA 91789. Edmund H. Shea, Jr. has sole voting and/or dispositive powers with respect to the shares to be offered by each of E&M RP Trust and Siam Partners II, LP. Peter O. Shea has sole voting and/or dispositive powers with respect to the shares to be offered by Tahoe Partnership I. John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea share voting and/or dispositive powers with respect to the shares to be offered by Shea Diversified Investments, Inc.

(4)	The address for Savant Resources LLC is 730 17th Street, Suite 410, Denver, CO 80202. Patterson Shaw, Gregory Vigil, Keith Engler, Anthony Mayer, John Martin, James Wallace and Douglas Pluss share voting and/or dispositive powers with respect to the shares to be offered by Savant Resources LLC.

(5)	The address for each of MicroCapital Fund, LP and MicroCapital Fund, Ltd. is 623 Fifth Avenue, Suite 2502, New York, NY 10022. Ian P. Ellis and Chris Jarrous share voting and/or dispositive powers with respect to the shares to be offered by these selling stockholders.

(6)	The address for Dolphin Offshore Partners, LP is 129 East 17th Street, New York, NY 10003. Peter E. Salas has sole voting and/or dispositive powers with respect to the shares to be offered by Dolphin Offshore Partners, LP.

(7)	The address for each of Commonwealth Associates, L.P., Bonnie Giusto, Robert A. O’Sullivan and Joseph Pallotta is 830 Third Avenue, 8th Floor, New York, NY 10022. Robert A. O’Sullivan and Michael S. Falk share voting and/or dispositive powers with respect to the shares to be offered by Commonwealth Associates, L.P.

(8)	The address for Michael S. Falk is One North Clemetis, Suite 300, West Palm Beach, FL 33401.

(9)	Each of these selling stockholders is a broker-dealer or is affiliated with a broker-dealer, who received the securities as placement agent compensation in the ordinary course of business, and at the time had no understandings or agreements, directly or indirectly, with any party, to distribute such securities.

(10)	Amounts shown include 198,020 shares of our common stock purchased by Shea Diversified Investments, Inc. in a registered direct offering of shares of our common stock subsequent to the Notes offering, which closed on July 25, 2007 (the “July 25, 2007 Offering”). In addition to the shares of common stock purchased in the July 25, 2007 Offering, Shea Diversified Investments, Inc. also received warrants exercisable for 69,307 shares of our common stock, at an exercise price of $6.06 per share. These warrants have not yet been exercised, and therefore the 69,307 shares of common stock underlying the warrants are not included in the above table.

(11)	Reflects shares of our common stock underlying the Warrants received as placement agent compensation in connection with the Notes offering. In addition to serving as placement agent in connection with the Notes offering, we also have the following relationships with Commonwealth Associates, L.P. (“COMW”):

(a)	COMW served as our placement agent (together with Ferris Baker, Watts, Incorporated (“FBW”)) in the July 25, 2007 Offering, for which COMW received placement agent compensation consisting of $170,297.50 (3.5% of the total proceeds to us in the July 25, 2007 Offering) and warrants exercisable for an aggregate of 38,563 shares of our common stock (4% of the aggregate number of shares sold in the July 25, 2007 Offering), allocated as follows:

Commonwealth Associates, L.P. — warrants for 19,088 shares
Bonnie Giusto — warrants for 193 shares
Robert A. O’Sullivan — warrants for 14,982 shares
Joseph Pallotta — warrants for 2,950 shares
Michael S. Falk — warrants for 1,350 shares

These warrants have not yet been exercised, and therefore the 38,563 shares of common stock underlying the warrants are not included in the above table.

In connection with the July 25, 2007 Offering, we also agreed to reimburse COMW and FBW for reasonable out-of-pocket expenses they incurred (up to $50,000 in the aggregate), and to indemnify them and each of their controlling persons from and against, and to make contributions for payments made by such person with respect to, certain liabilities, including liabilities arising under the Securities Act.

The arrangement described in this section (a) is pursuant to a Placement Agency Agreement between us, COMW and FBW dated July 19, 2007.

(b)	Pursuant to the Placement Agent Agreement between us and COMW dated May 11, 2007, COMW has agreed to serve as our exclusive transaction advisor for a period of 2 years from the closing date of the Notes offering (May 17, 2007). Under this arrangement, in the event that we enter into a merger, acquisition, or sale of assets or securities (provided that in the case of the sale of securities in which COMW acts as placement agent, COMW will receive its standard placement agent fee for acting as advisor for such transaction), COMW as placement agent shall be entitled to receive a fee determined by the following formula. Such fee shall be in the same form of consideration related to such transaction on the same terms over the same period (i.e., if the transaction is a cash transaction, then COMW will be compensated in cash) based on the total value of the transaction. The “formula” is as follows: 5% of the first $1 million of the consideration, 4% of the next $1 million, 3% of the next $1 million, and 2% of all consideration thereafter. “Consideration” means the aggregate value, whether in cash, securities, assumption (or purchase subject to) of debt or liabilities (including without limitation, indebtedness for borrowed money, pension liabilities and guarantees), license fees, royalty fees, joint venture interests or other property, obligations or services, paid or payable by us directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with a transaction.

With respect to transactions not introduced to us by COMW, we agreed that during such 2 year period, if we elect to use the services of an advisor or investment bank, we will appoint COMW at customary industry rates.

(c)	We entered into a letter of engagement with COMW effective as of July 1, 2007 (the “Engagement Letter”), pursuant to which COMW will provide us with general financial advisory and investment banking services. The terms of this engagement are subject to the terms of the May 11, 2007 agreement described in subsection (b) above. As compensation for its services under the Engagement Letter, we will pay COMW a monthly fee of $15,000 commencing July 1, 2007. We will also pay COMW a monthly fee of 1% of the aggregate sale price for the sale of selected oil and gas assets, payable on the closing date of any such sale (which constitutes a modification to the May 11, 2007 agreement described above, but only with respect to the compensation formula described in subsection (b) above). In addition to these fees, we will also pay for COMW’s reasonable out-of-pocket expenses, whether or not any financing is consummated.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may offer and sell the shares of Common Stock offered by this prospectus from time to time in one or more of the following transactions:

•	through the American Stock Exchange or any other securities exchange that quotes the Common Stock;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•	in short sales of the Common Stock, in transactions to cover short sales or otherwise in connection with short sales;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge; or

•	in a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

The selling stockholders may use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus.

We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of Common Stock.

The selling stockholders and any agent, broker, or dealer that participates in sales of Common Stock offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933, and any commissions or other consideration received by any agent, broker, or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

Instead of selling Common Stock under this prospectus, the selling stockholders may sell Common Stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

LEGAL MATTERS

Gersten Savage LLP, New York, New York will pass upon the validity of the Common Stock offered hereby. Certain partners of Gersten Savage LLP and their families have ownership interests totaling approximately 0.5% in us.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of and for the year ended December 31, 2006 have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings (File No. 1-31679) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov, and at our web site at http.//www.teton-energy.com. You may also read and copy any document we file at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C., 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying cost. You may call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.

This prospectus is part of a registration statement that we have filed with the SEC relating to the Company’s Common Stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our Common Stock.

The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

Our Common Stock is listed on the American Stock Exchange under the symbol “TEC.” Our reports, proxy statements and other information also may be read and copied at the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information deemed to have been furnished to, and not filed in accordance with, SEC rules) until we sell all of the securities or until the offering is completed.

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed with the SEC on August 14, 2007;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed with the SEC on May 15, 2007;

•	Our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 19, 2007;

•	Our Proxy Statement on Schedule 14A, filed with the SEC on March 19, 2007;

•	Our Current Reports on Form 8-K, filed with the SEC on January 12, February 6, March 20, May 22 (as amended on August 31, 2007), July 10, July 23, July 26, August 10, August 24 and August 31, 2007; and

•	The description of our Common Stock set forth in our registration statement on Form 10-SB/A filed July 11, 2001 (File No. 000-31170), and any subsequent amendment or report filed for the purpose of updating this description.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, Colorado 80202-4444
Attn: Investor Relations
(303) 565-4600

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

GLOSSARY OF COMMONLY USED TERMS, ABBREVIATIONS AND MEASUREMENTS

Within this document, the following terms and conventions have specific meanings:

Commonly Used Terms and Abbreviations

Bakken — The Bakken formation of the Williston Basin.

Basin — A depressed sediment-filled area, roughly circular or elliptical in shape, sometimes elongated. Regarded as a good area to explore for oil and gas.

Denver-Julesburg (“DJ”) Basin — A geologic depression encompassing eastern Colorado and western Nebraska.

Field — A geographic region situated over one or more subsurface oil and gas reservoirs encompassing at least the outermost boundaries of all oil and gas accumulations known to be within those reservoirs vertically projected to the land surface.

Gas — All references to “gas” in this report refer to natural gas.

Gross — “Gross” natural gas and oil wells or “gross” acres equal the total number of wells or acres in which the Company has a working interest.

Hedging — The use of derivative commodity and interest rate instruments to reduce financial exposure to commodity price and interest rate volatility.

Piceance Basin — A 6,000 square mile area in Western Colorado encompassing portions of Garfield and Mesa counties, with portions extending northward into Rio Blanco County and south into Gunnison and Delta counties.

Productive — Able to economically produce oil and/or gas.

Proved reserves — Reserves that, based on geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reserves under existing economic and operating conditions.

Proved developed reserves — Proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Reserves — The estimated value of oil, gas and/or condensate, which is economically recoverable.

Reservoir — A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Transportation — Moving gas through pipelines on a contract basis for others.

Williston Basin — An area located in western North Dakota, northwestern South Dakota and eastern Montana.

Working interest — An interest that gives the owner the right to drill, produce and conduct operating activities on a property and receive a share of any production.

You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus does not constitute an offer to sell nor are they seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference are correct only as of the date shown on the cover page of these documents, regardless of the time of the delivery of these documents or any sale of the securities referred to in this prospectus.

SUMMARY	1
OFFERING SUMMARY	4
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
TAX CONSIDERATIONS	16
OFFERING	17
USE OF PROCEEDS	18
PRICE RANGE OF COMMON STOCK	18
DIVIDEND POLICY	19
SELLING STOCKHOLDERS	19
PLAN OF DISTRIBUTION	21
LEGAL MATTERS	22
EXPERTS	22
WHERE YOU CAN FIND MORE INFORMATION	22
INCORPORATION BY REFERENCE	23
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	23
GLOSSARY OF COMMONLY USED TERMS, ABBREVIATIONS AND MEASUREMENTS	24

5,760,000
Shares
of
Common Stock

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts, except the registration fee, are estimated):

SEC Registration Fee	$822.27
Legal fees and expenses	$15,000.00
Accounting fees and expenses	$5,000.00
Printing and miscellaneous expenses	$1,500.00

Total	$22,322.27

Item 15.	Indemnification of Directors and Officers.

The Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the state of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of the stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Board of Directors of the Company may also authorize the Company to indemnify employees or agents of the Company, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to directors and officers of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”) and is therefore unenforceable.

Indemnification Agreements

The Company may enter into indemnification agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

Item 16.	Exhibits.

(a) Exhibits.

Exhibit
No.	Description

4.1	Form of Senior Subordinated Convertible Note, incorporated by reference to Exhibit 4.1 of Teton’s Form 10-Q filed August 14, 2007.
4.2	Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.2 of Teton’s Form 10-Q filed August 14, 2007.
5.1	Opinion of Gersten Savage LLP*.
10.1	Placement Agent Agreement, incorporated by reference to Exhibit 10.3 of Teton’s Form 10-Q filed August 14, 2007.
10.2	Form of Subscription Agreement*.
10.3	Placement Agency Agreement, incorporated by reference to Exhibit 10.4 of Teton’s Form 10-Q filed August 14, 2007.
10.4	Advisory Services Agreement, dated as of July 1, 2007, between Teton and Commonwealth Associates, L.P.
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC, Independent Registered Public Accountants.
23.2	Consent of Gersten Savage LLP (Reference is made to Exhibit 5.1).

* Previously filed.

Item 17.	Undertakings.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Teton Energy Corporation. pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Teton Energy Corporation. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, state of Colorado, on September 18, 2007.

TETON ENERGY CORPORATION

By:	/s/ Karl F. Arleth
Karl F. Arleth
President and Chief Executive Officer

By:	/s/ William P. Brand
William P. Brand
Controller, Chief Accounting Officer and
Interim Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ * James J. Woodcock		Chairman and Director	September 18, 2007

/s/ Karl F. Arleth Karl F. Arleth		President and CEO (principal executive officer)	September 18, 2007

/s/ * Thomas F. Conroy		Director	September 18, 2007

/s/ * John T. Connor		Director	September 18, 2007

/s/ * Robert Bailey		Director	September 18, 2007

/s/ William P. Brand William P. Brand		Interim Chief Financial Officer (principal financial officer)	September 18, 2007

*By:	/s/ Karl F. Arleth Karl F. Arleth Attorney-in-Fact, granted in the Company’s Registration Statement on Form S-3 filed August 6, 2007

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Form of Senior Subordinated Convertible Note, incorporated by reference to Exhibit 4.1 of Teton’s Form 10-Q filed August 14, 2007.
4.2	Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.2 of Teton’s Form 10-Q filed August 14, 2007.
5.1	Opinion of Gersten Savage LLP*.
10.1	Placement Agent Agreement, incorporated by reference to Exhibit 10.3 of Teton’s Form 10-Q filed August 14, 2007.
10.2	Form of Subscription Agreement*.
10.3	Placement Agency Agreement, incorporated by reference to Exhibit 10.4 of Teton’s Form 10-Q filed August 14, 2007.
10.4	Advisory Services Agreement, dated as of July 1, 2007, between Teton and Commonwealth Associates, L.P.
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC, Independent Registered Public Accountants.
23.2	Consent of Gersten Savage LLP (Reference is made to Exhibit 5.1).

* Previously filed.